Tabacalera Ysidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

April 22, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Tabacalera Ysidron, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 1, 2013

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated February 24, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

  General

1.	We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports in the event that any are published or distributed prior to effectiveness.

RESPONSE:	We confirm that we will provide you with copies of any written communications presented or any research reports in the event that any are published or distributed prior to effectiveness.

Prospectus Cover Page

2.	We note your response to our prior comment 8 and reissue. Please revise your statement that “the net proceeds that the Company will receive assuming all shares are sold at a fixed price of $0.20 per share is $549,000” to state that the selling shareholders will receive these net proceeds rather than the Company.

RESPONSE:	We have revised this statement on the cover page to state that the selling shareholders will receive the net proceeds rather than the Company.

Prospectus Summary, page 4

Overview, page 4

3.	We note your revised disclosure on page 4 in response to our prior comment 9. Please revise to disclose the implied aggregate price of your all your outstanding common stock based on the latest offering price of $0.20. In this regard, it appears that 7,745,000 shares at an offering price of $0.20 implies an aggregate price of $1,549,000 for all of your common shares.

RESPONSE:	We have revised the statement to state that the offering price of $0.20 implies an aggregate price of $1,549,000 for all of our common shares.

4.	We note your response to our prior comment 11. It appears that Mr. Ysidron is the current President of Epicurean Cigars, Inc. Please explain how Mr. Ysidron is “no longer affiliated with the company” if he is running your operating subsidiary.

RESPONSE:	While Mr. Ysidron is the president of Epicurean Cigars, our wholly-owned subsidiary, he is not an officer, director or shareholder of the Company.

5.	We note your response to our prior comment 12 and reissue in part. Please expand upon your disclosure that the Company “is spending limited funds at the current time” by quantifying your “burn rate” and the amount of time your present capital will last at this rate here, as well as in the business and MD&A sections.

RESPONSE:	We have revised our disclosure to clarify that we currently have $23,623 on hand and have a burn rate of $10,000 per quarter. Therefore, we do not have sufficient funds to accomplish our business plans for the next year. Therefore, we have to begin to implement our business plan and sell products, find a business partner with greater financial strength and/or consider additional financing opportunities.

6.	We note your disclosure that the Company currently has $23,623 cash on hand, and that you expect costs of SEC and corporate governance compliance to be approximately $80,000 per year. Please revise to disclose how you plan on meeting these requirements if you fail to generate revenues from your business.

RESPONSE:	We believe this $80,000 figure will only be applicable after the company is a fully reporting company. We recognize that the company is in need of additional funding and are currently working on strategies to address the deficiency.

Risk Factors, page 8

As our Principal Officer and Director, page 10

7.	Please additionally disclose that because Mr. Tejeda controls a majority of your outstanding common stock and is your sole director, he will determine his own salary and perquisites and as a result there could be no funds available for net income, or please tell us why such disclosure is not necessary.

RESPONSE:	We have revised the risk factor to include that Mr. Tejeda will determine his own salary and perquisites and as a result there could be no income available for net income.

We rely heavily, page 10

8.	Please explain to us the reference to “[y]our technology,” “components,” “equipment,” “required parts,” “third party-supplied materials,” “required materials,” and “technologically advanced products.”

RESPONSE:	We have revised the risk factor to remove references that are inapplicable.

Selling Security Holders, page 18

9.	We note your response to our prior comment 26 and reissue. Please explain why you have “confirmed that none of the selling security holder table is accurate.”

RESPONSE:	We have confirmed that our selling security table is accurate and have included references to beneficial ownership.

Description of Business, page 23

Overview, page 23

10.

We note your response to our prior comment 31. We note that on page 2 you now disclose that you were founded to “purchase” cigars however here you state that you were incorporated to “manufacture” cigars. Please revise for consistency. We note under “products” that you are a purchaser of cigars.

.

RESPONSE:	We have removed the reference to manufacturing cigars. We are purchasing cigars from Plasencia.

11.	We note your response to our prior comment 28. Please disclose how many cigars you have sold to date.

RESPONSE:	We have to date sold 358 boxes of cigars.

12.	We note your response to our prior comment 29 and reissue in part. Please tell us whether you have entered into a contract with the manufacturer, file it as an exhibit to your registration statement and describe its material terms.

RESPONSE:	We do not have an ongoing contract with the manufacturer. We simply have purchased the inventory we currently have from the manufacturer.

Our Business, page 23

Products, page 23

13.	We note your response to our prior comment 32 and reissue. It appears that you have responded to our prior comment 30 twice, rather than addressing prior comment 32. Please revise to disclose during what periods you have sold cigars. Please also reconcile for consistency your disclosure on page 27 that you have “not commenced operations,” and revise the Overview section on page 4 to state, if true, that you are not currently earning revenues from the sale of cigars.

RESPONSE:	We will reconcile the comments. Between May of 2012 and December of 2012 the company sold 358 boxes. There have been no sales since that time however and the company is currently negotiating a sale of 20 boxes.

14.	Please revise to state as a belief or provide a basis for the statement that Plascencia is “one of the oldest and most reputable cigar manufacturers in Esteli, Nicaragua.”

RESPONSE:	We will remove this language from the Registration Statement.

Note 2(c) Common Stock Issued for Services, page F-8

15.	We note your revised disclosure on page F-8 and page F-19 in response to our prior comment 38. On page F-8 you state that for the period ended March 31, 2012 the Company issued 5,000,000 shares of common stock to its founder, Steven Ysidron for $500 ($0.0001 per share) in exchange for services and that during the same period, 4,900,000 shares of common stock were transferred to an officer of the Company which was valued at $490,000 ($0.10/share) in exchange for services. However, on page F-19 you state that on November 8, 2011, the Company issued 5,000,000 shares of its common stock to Steven Ysidron, the founding Director and President for services with a fair value of $500 ($0.0001 fair value per share), and that on December 13, 2012, Steven Ysidron and Ramon Tejeda entered into a Stock Purchase Agreement whereby the Steven Ysidron sold 4,900,000 of his shares of common stock on Ramon Tejeda. Please reconcile these disclosures and advise.

RESPONSE:	We have amended the disclosure on page F-19 to be consistent with the disclosure on F-8 and F-20.

Management’s Discussion and Analysis, page 26

Plan of Operation, page 26

16.	We note your statement that the Company “has sufficient capital to pursue this business model for the coming year.” Please expand upon this, and explain how you will pay the estimated $80,000 costs of being a public company along with developing your business with only $23,623 cash on hand. Please also reconcile this with your disclosure on page 30 that your “net revenues are not sufficient to fund [your] operating expenses.”

RESPONSE:	We have revised our MD&A section to clarify that we currently have $23,623 on hand and have a burn rate of $10,000 per quarter. Therefore, we do not have sufficient funds to accomplish our business plans for the next year. Therefore, we have to begin to implement our business plan and sell products, find a business partner with greater financial strength and/or consider additional financing opportunities.

Results of Operations, page 28

17.	We note your revised disclosure on page 29 in response to our prior comment 44. Please revise the table to include the same line items as presented on your Condensed Consolidated Statements of Operations, similar to that included on page 28. Please also revise to provide explanations for the variances in your results.

RESPONSE:	We have revised the results of operation table and the accompanying explanations to correspond with the Condensed Consolidated Statement of Operations and the table on page 28.

Executive Compensation, page 31

Summary Compensation Table, page 31

18.	We note your response to our prior comment 51 and reissue. Footnote 1 states that on “December 13, 2012, 4,900,000 shares of common stock were transferred to an officer of the Company which was valued at $490,000 ($0.10/share) in exchange for services,” while page F-19 states that on “December 13, 2012, Steven Ysidron and Ramon Tejeda entered into a Stock Purchase Agreement whereby the Steven Ysidron sold 4,900,000 of his shares of common stock on Ramon Tejeda.” Please reconcile these differences.

RESPONSE:	We have revised F-19 to be consistent with Footnote 1 to the Summary Compensation Table and F-8 and F-20.

Security Ownership of Certain Beneficial Owners and Management page 32

19.	We note your response to our prior comment 52 and reissue. Please update the security ownership table to the most recent practicable date or tell us why September 30, 2013 is your most recent practicable date.

RESPONSE:	We have updated the security ownership table to the most recently practicable date.

Item 15. Recent Sales of Unregistered Securities, page 35

20.	We note your response to our prior comment 57 and reissue. Notably, please reconcile your disclosure that on “March 11, 2013, [you] sold through a Regulation D Rule 506 offering a total of 2,745,000 shares of common stock to no more than 35 unaccredited investors, at a price per share of $0.20 for an aggregate offering price of $549,000,” with your disclosure elsewhere and in your prior filing that your Regulation D offering was at a price of $.10 per share for an aggregate offering price of $274,500.

RESPONSE:	We revised this language to be consistent with the filing and to state that on “March 11, 2013, the Company sold through a Regulation D Rule 506 offering a total of 2,745,000 shares of common stock to no more than 35 unaccredited investors, at a price per share of $0.10 for an aggregate offering price of $274,500.”

Exhibit 5.1

21.	We note your response to our prior comment 60. It appears from the first paragraph and part (d) of the second paragraph that counsel states that the offering is being made pursuant to Rule 506. Given that you are registering this offering under the Securities Act it is unclear to us why the opinion states that the offering is being made pursuant Rule 506, which is an exemption from Securities Act registration. Please revise accordingly.

RESPONSE:	This S-1 is a secondary offering made in connection with a private placement agreement, whereby the shares were exempt from registration under Rule 506.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President